SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 6-K/A


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                         For the Month of December 2004


                                ECI TELECOM LTD.

                 (Translation of Registrant's Name into English)


                                30 Hasivim Street
                               Petach Tikva 49133
                                     ISRAEL
                    (Address of Principal Corporate Offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F [X]           Form 40-F [  ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

      Yes [  ]          No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

      This amendment is being made in order to replace the report of Somekh Chaikin, a member of KPMG International, Independent Registered Public Accounting Firm, that was included with the Registrant's Audited Consolidated Financial Statements as of December 31, 2003, attached as Exhibit 1 to the Registrant's Report on Form 6-K for the month of December 2004, filed with the Securities and Exchange Commission on December 15, 2004 (the "Original 6-K"), with the amended report of Somekh Chaikin, which is attached hereto as Exhibit 1, and incorporated by reference herein and to the Original 6-K.

      The Original 6-K, as amended hereby, is being incorporated into the Registrant's Registration Statement on Form F-3 (No. 333-121314) and the Registrant's Registration Statements on Form S-8 (Nos. 333-121317, 333-105830, 333-103669, 333-12868, 333-9860, 333-10078, 33-75904, 33-74150, 33-49984,
33-31411 and 33-26117).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ECI TELECOM LTD.
                                       (Registrant)


                                       By: /s/ Martin Ossad
                                          -------------------------------------
                                          Name:  Martin Ossad
                                          Title: Corporate Vice President and
                                                 General Counsel





Dated:  January 12, 2005

                                Index to Exhibits

Exhibit No.    Exhibit
-----------    -------

1              Report of Somekh Chaikin, a member of KPMG International

4              Consent of Somekh Chaikin, a member of KPMG International

                                                                       Exhibit 1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of ECI Telecom Ltd.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and consolidated cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company's investment in an affiliated company as at December 31, 2003 was $ 19,646 thousand and its equity in losses of the said company was $ 3,179 thousand for the year ended December 31, 2003. The financial statements of the affiliated company were audited by other auditors whose report was furnished to us, and our opinion, insofar as it relates to the amounts included for the said company is based solely on the report of the other auditors.

We conducted our audits in accordance with standards of the Public Company accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, comprehensive income (loss), changes in shareholders' equity and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 1A(8), the Company restated its consolidated financial statements for the year ended December 31, 2002.



/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

March 23, 2004, except for Note 22A(2), as to which the date is December 15,
2004

                                                                       Exhibit 4


            Consent of Independent Registered Public Accounting Firm


The Board of Directors
ECI Telecom Ltd.
Tel Aviv
Israel


We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-121314) and in the Registration Statements on Form S-8 (Nos. 333-121317, 333-105830, 333-103669, 333-12868, 333-9860, 333-10078, 33-75904,
33-74150, 33-49984, 33-31411 and 33-26117) of ECI Telecom Ltd. of our report dated March 23, 2004, except as to Note 22A(2), which is as of December 15, 2004, with respect to the consolidated balance sheets of ECI Telecom Ltd. as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the report on Form 6-K of ECI Telecom Ltd., furnished to the Securities and Exchange Commission on December 15, 2004, and amended on January 12, 2005, and the reference to our firm under the heading "Experts" in the Prospectus forming a part of the Registration Statement on Form F-3. Our report, which is based on our audits and the report of other auditors, includes an explanatory paragraph that states that as discussed in Note 1A(8), ECI Telecom Ltd. restated its consolidated financial statements for the year ended December 31, 2002.


/s/ Somekh Chaikin
Somekh Chaikin
A member of KPMG International

Tel Aviv, Israel
January 12, 2005